(Excerpt Translation)


                                                                 August 20, 2008
                                                        Toyota Motor Corporation
                                               (Toyota Jidosha Kabushiki Kaisha)
                                    1, Toyota-cho, Toyota City, Aichi Prefecture

                        Report on Number of Listed Shares
                        ---------------------------------

We hereby report changes in the number of listed securities, as a result of the exercise of stock acquisition rights, etc. in July 2008 (the "Current Month").


1.  Summary

    Number of listed shares as of the end of the                3,447,997,492 shares
    preceding month

    Total number of shares changed during the                               0 shares
    Current Month

    (out of which, as a result of exercise of stock                       (0 shares)
    acquisition rights)

    (out of which, as a result of other reasons)                          (0 shares)

    Number of listed shares as of the end of the                3,447,997,492 shares
    Current Month

2.  Stock acquisition rights (1st series) exercised

[Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights]

(1) Number of shares

    Total number of shares delivered during the                        14,000 shares
    Current Month

    (out of which, number of newly issued shares)                         (0 shares)

    (out of which, number of shares transferred from                 (14,000 shares)
    treasury shares)

(2) Exercise price

    Aggregate exercise price during the Current                       JPY 41,412,000
    Month

    (out of which, aggregate amount of newly                                 (JPY 0)
    issued shares)

    (out of which, aggregate amount of shares                       (JPY 41,412,000)
    transferred from treasury shares)


3. Stock acquisition rights (2nd series) exercised

[Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights]

(1) Number of shares

    Total number of shares delivered during the                        15,200 shares
    Current Month

    (out of which, number of newly issued shares)                         (0 shares)

    (out of which, number of shares transferred                      (15,200 shares)
    from treasury shares)

(2) Exercise price

    Aggregate exercise price during the                               JPY 47,363,200
    Current Month

    (out of which, aggregate amount of newly                                 (JPY 0)
    issued shares)

    (out of which, aggregate amount of shares                       (JPY 47,363,200)
    transferred from treasury shares)


4.  Stock acquisition rights (3rd series) exercised

[Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights]

(1) Number of shares

    Total number of shares delivered during the                         3,800 shares
    Current Month

    (out of which, number of newly issued shares)                         (0 shares)

    (out of which, number of shares transferred                       (3,800 shares)
    from treasury shares)

(2) Exercise price

    Aggregate exercise price during the                               JPY 17,255,800
    Current Month

    (out of which, aggregate amount of newly                                 (JPY 0)
    issued shares)

    (out of which, aggregate amount of shares                       (JPY 17,255,800)
    transferred from treasury shares)


5. Stock acquisition rights (4th series) exercised

[Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights]

(1) Number of shares

    Total number of shares delivered during the                         9,500 shares
    Current Month

    (out of which, number of newly issued shares)                         (0 shares)

    (out of which, number of shares transferred                       (9,500 shares)
    from treasury shares)

(2) Exercise price

    Aggregate exercise price during the Current                       JPY 41,581,500
    Month

    (out of which, aggregate amount of newly                                 (JPY 0)
    issued shares)

    (out of which, aggregate amount of shares                       (JPY 41,581,500)
    transferred from treasury shares)